Werewolf Therapeutics, Inc.

1030 Massachusetts Avenue, Suite 210

Cambridge, MA 02138

April 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams

Re: Werewolf Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-255132

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Werewolf Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-255132), as amended, so that it may become effective at 4:00 p.m. Eastern time on April 29, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission. Please contact Rosemary G. Reilly of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at (617) 526-6633, or in her absence, Jeffries L. Oliver-Li at (617) 526-6786 or Michael Lopes at (617) 526-6996, to provide notice of effectiveness, or if you have any other questions regarding this matter.

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Very truly yours,

WEREWOLF THERAPEUTICS, INC.

By:	/s/ Daniel J. Hicklin
Name:	Daniel J. Hicklin, Ph.D.
Title:	President and Chief Executive Officer